Exhibit 99.1

Stellar Biotechnologies Issues Year-End Results and Highlights from 2013

PORT HUENEME, CA, (January 2, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today the filing of its annual report for the fiscal year ended August 31, 2013 and financial results and operational highlights for 2013.

SELECTED HIGHLIGHTS FROM 2013

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New Corporate Partnership: Stellar executed a collaboration agreement with Amaran Biotechnology, Inc. in December 2013, to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using Stellar’s GMP grade KLH.  OBI-822 is the lead immunotherapy product of OBI Pharma, Inc., manufactured by Amaran and currently in Phase II/III clinical trials in the U.S., Taiwan, South Korea, India and Hong Kong, for the treatment of metastatic breast cancer.  The collaboration involves an important, multinational clinical project with long-term product development and commercial potential.

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Strengthened Balance Sheet: In September 2013, Stellar raised US $12 Million in gross proceeds in a private financing that included a US $5 Million investment by Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer.  Proceeds will be used for product research, aquaculture and KLH production development, capital expenditures and working capital.  The financing represented continued support from Stellar’s major shareholders, validation from industry investment, and fiscal strength for the Company to execute on its strategic plans.

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Strategic Program Expansion; Clostridium difficile Active Immunotherapy Platform:  In July 2013, Stellar acquired the exclusive, worldwide license to patented technology for the development of human immunotherapies against Clostridium difficile infection (“C. diff”) from the University of Guelph in Canada. The license broadens Stellar’s business opportunities by adding a strong platform for the Company’s own proprietary active immunotherapy program.  In October 2013, the Company announced presentation of positive results from a preclinical study related to the C. diff development program.

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Environmental Achievements & Intellectual Property:  In 2013, Stellar announced several milestones further strengthening the Company’s competitive position and barriers to entry around its KLH business.  Among these achievements was the industry-first capability to support the complete life cycle of the Giant Keyhole Limpet (Megathura crenulata), the scarce marine mollusk that is the only source for KLH protein.  Stellar also announced new patents issued (in U.S. and China) related to its C. diff immunotherapy technology, as well as two U.S. patent applications for new KLH innovations developed at Stellar.

Stellar’s strategic objectives for 2014 are:

•	Expand our Stellar KLH™ technology portfolio through ongoing research and development and selective acquisition, while maintaining a strong balance sheet with careful resource management.
•	Seize opportunities for commercial growth that build on our strengths and core competencies in KLH development and immunotherapy.
•	Identify strategic pathways that leverage our Stellar KLH™ products and expertise into immunotherapy solutions.
•	Prepare for transition to major U.S. stock exchange

Frank Oakes, Stellar’s President and CEO said, “We are entering 2014 with unmatched competency in sustainable KLH manufacturing and focused on leveraging this position into new opportunities with key stakeholders and commercial partners in the biopharma industry.  We have built high barriers around Stellar’s technology platform, and we are now aggressively expanding with our own immunotherapy development program, further broadening our business potential.  This combination of robust platform together with multiple avenues for strategic growth, positions Stellar to capture significant market interest in the future.”

To view the Company’s Fiscal 2013 consolidated financial statements, related notes and Management Discussion & Analysis as well as all of Stellar Biotechnologies’ past reports and filings please visit the Canadian Securities Administrators' website (www.sedar.com).  To view the Company’s Fiscal 2013 Annual Report under Form 20-F, please visit the U.S. SEC website (http://www.sec.gov/edgar.shtml).

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
investorrelations@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.